Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

The following table sets forth our ratio of earnings to fixed charges for the six months ended June 30, 2005, the years ended December 31, 2004, 2003 and 2002, the nine months ended December 31, 2001, and the period from inception (October 1, 2000) through March 31, 2001.

	Six Months Ended June 30, 2005	Year Ended December 31,			Nine Months Ended December 31, 2001	Period from October 1, 2000 (inception) through March 31, 2001
		2004	2003	2002
Earnings:
Net Loss	$(21,509)	$(41,002)	$(25,423)	$(8,952)	$(808)	$(295)
Add: Fixed Charges	932	85	32	122	—	—

Earnings, as Defined	$(20,577)	$(41,917)	$(25,391)	$(8,830)	$(808)	$(295)

Fixed Charges:
Interest Expense	$793	$—	$—	$106	$—	$—
Estimated Interest Component of Rent Expenses	193	85	32	16	—	—

Total Fixed Charges	$932	$85	$32	$122	$—	$—

Ratio of Earnings to Fixed Charges	Note 1	Note 1	Note 1	Note 1	Note 1	Note 1

Note 1:	Earnings, as defined, were insufficient to cover fixed charges by $41.0 million, $25.4 million, $9.0 million, $0.8 million, $0.3 million and $21.5 million for the years ended December 31, 2004, 2003 and 2002, for the nine months ended December 31, 2001, for the period from inception (October 1, 2000) through March 31, 2001, and for the six months ended June 30, 2005.